ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

June 12, 2019

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 108 to the Trust’s Registration Statement on Form N-1A
ETFMG Sit Short Term ETF (the “Fund”)

Dear Ms. Larkin:

This correspondence is in response to comments you provided to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Fund and the Trust’s Post-Effective Amendment No. 108 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on April 10, 2019. For your convenience, your comments have been reproduced with responses following each comment.

Additionally, please note that the Fund’s name has been changed to “ETFMG Sit Ultra Short ETF”.

Comment 1.     Principal Investment strategies, bullet four, states the Fund will invest in “mortgage and other asset-backed securities.” Please specify the other types of asset-backed securities.

Response:     The following disclosure has been added: “Mortgage and other asset-backed securities including automobile and credit card receivables, utilities, equipment trust certificates, railway authorities, single-family rentals, manufactured home loans, home improvement loans, and home equity loans”

Comment 2:     In the disclosure that states the Fund is not a money market fund, consider adding disclosure to also state the Fund does not have the tax advantages of a money market fund.

Response:     The following disclosure has been added: “and does not have the tax advantages of a money market fund.”

Comment 3:     Disclosure states the Fund “may invest in debt obligations of all maturities with a maximum dollar-weighted effective maturity of 4 years or less . . .” As the Fund has “Short Term” in its name, please note Rule 35d-1, Note 45 (Investment Company Names), requires dollar weighted average maturity and not dollar weighted effective maturity and therefore, the disclosure needs to be revised. In addition, Rule 35d-1 requires dollar weighted average maturity of no more than 3 years, whereas the Fund states it will invest in maturities of 4 years or less and therefore, the disclosure needs to be revised.

Response:     The disclosure has been revised as follows: “Sit Fixed Income Advisors II, LLC (“Sit Investment” or the “Sub-Adviser”) may invest in debt obligations with a dollar weighted average maturity of no more than 3 years and may invest in debt obligations with a maximum maturity of 4 years.”

Comment 4:     In Collateralized Mortgage Obligation Risk the Fund states it “will not invest in CMO tranches that may represent a right to receive . . .” Form N-1A, Item 9 (b), Instruction 3 states a negative strategy is not a principal investment strategy. Please remove, move to Statement of Additional Information, or explain why the Fund believes this is not a negative strategy.

Response:     The negative strategy has been removed.

Comment 5.    Consider listing risks in order of importance versus alphabetical.

Response:    The Trust is not aware of any statute, rule, or written guidance from the Commission or the Staff that would require the principal risks to be disclosed in any particular order. The Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. Further, the Trust believes that ordering the risks alphabetically makes it easier for investors to find particular risk factors and compare them across the Fund. While the Trust respectfully declines to reorder the principal risks, the following disclosure will be added to the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which they appear.”

Comment 6:     Market Trading Risk duplicates much of the disclosure provided earlier in ETF Risks. Consider consolidating the risk disclosure.

Response:    The Trust has consolidated the disclosures.

Comment 7:     In Additional Information about the Fund’s Principal Investment Strategies, disclosure states “The Sub-Adviser attempts to achieve the Fund’s investment objective over a full market cycle.” Please disclose in Plain English what is meant by a “full market cycle.”

Response:    The sentence has been removed.

Comment 8:     Under the heading “Non-Principal Risks” supplementally explain why the Fund believes these three risks to be non-principal risks. Alternatively, remove the heading and include the three risks in Principal Risks.

Response:     The three risks (Absence of a Prior Market; Authorized Participants, Market Makers and Liquidity Providers Concentration Risks; and Limitations of Indicative Optimized Portfolio Value Risk) have been moved to Principal Risks section.

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If you have any questions regarding the foregoing, please contact Kent Barnes of U.S. Bancorp Fund Services, LLC at (414) 765-6511.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

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